
April 4, 2023

Marc J.S. Wilson
Chief Financial Officer
Crinetics Pharmaceuticals, Inc.
10222 Barnes Canyon Road
Bldg. #2
San Diego, California 92121

       Re: Crinetics Pharmaceuticals, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 30, 2022
          File No. 001-38583

Dear Marc J.S. Wilson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences